UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 26, 2017



MEREDITH CORPORATION
(Exact name of registrant as specified in its charter)

Iowa	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(515) 284-3000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02   Results of Operations and Financial Condition

On October 26, 2017, Meredith Corporation issued a news release reporting earnings for the first fiscal quarter ended September 30, 2017. The related conference call script is attached as an exhibit.

Item 9.01   Financial Statements and Exhibits

(d) Exhibits

99   Conference call script of conversation with analysts on October 26, 2017, concerning news release of the same date which reported earnings for the first fiscal quarter ended September 30, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION
Registrant

/s/ Joseph Ceryanec

Joseph Ceryanec
Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: October 26, 2017

Exhibit 99



MEREDITH CORP.
FISCAL 2018 FIRST QUARTER
INVESTOR CONFERENCE CALL

Mike Lovell:

Good morning and thanks everyone for joining us. Our call today will begin with comments from Chairman and Chief Executive Officer Steve Lacy, President and Chief Operating Officer Tom Harty and Chief Financial Officer Joe Ceryanec. Then we'll turn the call over to your questions. Also on the line today are Local Media Group President Paul Karpowicz and National Media Group President Jon Werther.

An archive of the call will be available later today on our investor website. Our remarks this morning will include forward-looking statements, and actual results may differ from forecasts. Some of the reasons why are described at the end of our news release issued earlier this morning, and in some of our SEC filings. With that, Steve will begin.

Steve Lacy:

Thank you Mike, and good morning everyone.

I hope you have had the opportunity to see our earnings release that was issued earlier this morning.

- First quarter fiscal year 2018 earnings per share were $0.73, including a $0.04 gain related to the sale of a majority stake in the Family Circle Cup Tennis Center.

- Excluding this special item, earnings per share were $0.69. This compares to earnings per share of $0.75 in the prior-year period, which included $0.20 per share of political advertising revenues. We are particularly pleased that we were able to make up most of the profit that does not recur due to the every-other-year-political election cycle.

The main drivers of our strong Companywide performance were (1) continued growth in our profitable digital activities, (2) favorable results from retransmission agreements, (3) solid magazine execution in all aspects, including growth in subscription revenues and of course, (4) ongoing disciplined control of our expenses.

As we look ahead to our second quarter of fiscal year 2018, we are encouraged by:

- Strengthening demand for non-political advertising revenues in our Local Media Group, which is pacing up in the mid- to high-single digits. This performance is being led by our two largest ad categories, automotive and professional services, partially offset by weakness in retail. Our stations in the Atlanta, Las Vegas and Kansas City markets are performing particularly well.

- We also expect continued benefit from our recently renewed retransmission agreements. As you may recall, we renewed 40 percent of these agreements in our fiscal 2017, and are now fully realizing the financial benefits of these negotiations.

- As a result, we expect non-political revenues in our Local Media Group to be up in the high teens.

We are experiencing some softness in National Media Group advertising, similar to what's been reported by the major ad agency holding companies and media peers.

- In print, this can be traced to cyclical prescription drug advertising and the retail category, partially offset by strength in beauty and household supplies.

- In digital, this can be traced primarily to the food and retail categories, partially offset by a new large campaign with a drug manufacturer.

We've experienced this kind of industry-wide advertising volatility in the past and, over time, the strength of our consumer brands and our rock-solid connection with our core audience - American women ages 25 to 54 - has served us well, allowing us to maintain market share and out-pace competition. In addition we continue to take a very careful and disciplined approach to our expenses.

We are confident that we will deliver our performance targets, including full year fiscal 2018 earnings per share before special items, unchanged from what we originally communicated on July 27, 2017.

Over the longer-term our strategic initiatives include:

- In our Local Media Group, continuing to strengthen and expand our local broadcast programming, renegotiating retransmission agreements at higher rates with cable, satellite and telecom providers and expanding media group portfolio.

- In our National Media Group, continuing to create vibrant and relevant content and growing our audience reach, particularly to Millennials; and of course, growing total advertising revenues and increasing our share of market; and generating more revenue from individual consumers.

- Across the entire company, we continue to focus aggressively on growing and monetizing our fast-growing digital platforms. Our audience today stands at nearly 85 million monthly unique visitors.

- This portfolio creates a very strong free cash flow, which gives us the flexibility to increase the amount of capital returned to our shareholders, and finance expansions to our portfolio as well.

With that I'll turn the discussion over to President and Chief Operating Officer Tom Harty for more detail on our fiscal 2018 first quarter operating performance.

Tom Harty:

Thanks Steve, and good morning everyone.

LOCAL MEDIA GROUP OPERATING DISCUSSION

Local Media Group fiscal 2018 first quarter operating profit was $41 million and EBITDA was $49 million. Revenues were $154 million.

Looking more closely at fiscal 2018 first-quarter performance compared to the prior year:

- Non-political advertising revenues grew 4 percent to $88 million, led by growth in the Atlanta, Phoenix and St. Louis markets.

- Digital advertising revenues grew 14 percent. Performance was driven by initiatives to drive traffic to our station's digital properties and stronger consumer engagement. This included the recent relaunch of mobile news, weather and traffic apps across our portfolio, which generated record app opens and unique page views.

- As expected in an off-election year, political advertising revenues were $1 million, compared to a fiscal first quarter record $16 million in the prior-year period.

- Other revenues and operating expenses increased, primarily due to growth in retransmission revenues from cable and satellite television operators, partially offset by higher programming fees paid to affiliated networks.

We continued to pursue initiatives to strengthen our brands, including the launch of drone news gathering in each of our markets. Drones are safer and a lot less expensive to operate than helicopters, and allow richer storytelling. Additionally, we are deepening our commitment to investigative news teams across the group.

These efforts helped our Local Media Group deliver strong performance during the July rating period. Stations in 9 of our 12 markets ranked No. 1 or No. 2 in morning or late news, and stations in 7 of our markets were No. 1 or No. 2 from sign-on to sign-off.

NATIONAL MEDIA GROUP OPERATING DISCUSSION

Turning to our National Media Group, fiscal 2018 first quarter operating profit grew 17 percent to $28 million and was up 4 percent excluding the special item. Revenues were $239 million.

Looking more closely at fiscal 2018 first-quarter performance compared to the prior year:

- Total advertising revenues were $120 million. Our magazines grew their share of total industry advertising revenue to 13.4 percent from 12 percent, according to the most recent data from Publishers Information Bureau.

- Performance was driven by *Better Homes & Gardens* and *Martha Stewart Living*. The beauty, food and travel categories performed particularly well.

- Circulation revenues grew slightly due to stronger subscription revenues.

- Expenses declined 6 percent, or 4 percent excluding the special item, as we delivered operational efficiencies.

We continued to pursue initiatives in our National Media Group that strengthen our brands and connection with our consumers.

- We continued to deliver growth of *The Magnolia Journal,* a quarterly lifestyle magazine based on Joanna and Chip Gaines' highly successful Magnolia brand. It has become one of the industry's most successful debuts since launching one year ago. The highly-profitable title is now selling more than 1 million copies each issue through paid subscriptions and at newsstand.

- Our Allrecipes brand is celebrating its 20th anniversary, and we continue to pursue innovation. We recently launched voice-activated compatibility with Amazon Alexa, enabling millions of home cooks to seamlessly search and discover recipes and their favorite store brands.

- Our total audience across all media platforms was a robust 215 million, according to the most recent data from the MPA's 360° Brand Audience Report.

Now I'll ask Joe to conclude our call today with a look at companywide financial highlights and our second quarter outlook.

Joe Ceryanec:

Thanks Tom, and good morning everybody.

Looking at fiscal 2018 first quarter metrics:

Cash flow from operations grew 45 percent to $51 million. Our debt balance at September 30 was $705 million, and our weighted average interest rate was 2.9 percent, with half effectively fixed at low rates.

We ended the fiscal first quarter of 2018 with a trailing 12-month debt-to-EBITDA ratio of 2.0-to-1, leaving us with significant additional capacity, and we had $62 million remaining under our stock buyback program.

We've more than doubled our dividend since we launched our successful TSR strategy six years ago. Currently, our stock is yielding a 4 percent dividend.

OUTLOOK

Now, turning to our outlook:

We expect full year fiscal 2018 earnings per share on a GAAP basis to range from $3.24 to $3.54. Excluding special items, we continue to expect full year fiscal 2018 earnings per share to range from $3.20 to $3.50. During fiscal 2018, Meredith is cycling against a record $0.85 per share, or $63 million, of political advertising revenues recorded by our Local Media Group in fiscal 2017.

We expect fiscal 2018 second quarter earnings per share to range from $0.87 to $0.92. This compares to earnings per share of $1.58, or $1.30 excluding special items, recorded in the prior-year period. Again, we will be cycling against $0.54 per share of political ad revenues we recorded in the prior-year period.

Looking more closely at the second quarter of fiscal 2018 compared to the prior-year period when we generated approximately $40 million of political advertising revenue, we expect:

- Local Media Group total non-political revenues to be up high-teens.

- National Media Group revenues to be down mid-single digits.

- Total Company non-political revenues to be up low- to mid-single digits.

Now, let me close my comments with what we believe is a compelling investment thesis for Meredith:

- First, we have a great portfolio of media assets that deliver consistent and strong cash flows.

- Second, we are executing a balanced capital allocation strategy that re-invests approximately half of our cash generation into our business, and returns the other half to our shareholders. Our goal is to continue to deliver top-third Total Shareholder Return.

- Third, we are well-positioned to continue as an industry consolidator, and we are constantly evaluating strategic acquisitions, both large and small.

- Finally, we have a strong and proven management team that consistently delivers results.

With those remarks we'd now like to open it up for questions.